                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             GRUBB & ELLIS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   40009 52 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       C. Michael Kojaian, (248) 644-7600
                        39400 Woodward Avenue, Suite 250
                           Bloomfield Hills, MI 48304
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 31, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40009 52 0              13D                        PAGE 1  OF 6  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mike Kojaian
     ###-##-####
  ------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    850,844
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    850,844
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          850,844
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 40009 52 0              13D                        PAGE 2  OF 6  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     C. Michael Kojaian
     ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    850,842
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    850,842
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          850,842
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP NO. 40009 52 0                                    PAGE  3  OF  6  PAGES
                                                             ---    ---
Item 1. Security and Issuer.

     The title of the class of equity securities to which this Amendment No. 1 relates is the common stock, par value $0.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2215 Sanders Road, Suite 400, Northbrook, Illinois 60062.

Item 2. Identity and Background.

     This statement is being filed by Mike Kojaian and C. Michael Kojaian (the "Reporting Persons"). The address of each Reporting Person is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304.

     The principal occupations of the Reporting Persons are as follows: Mike Kojaian is the President and C. Michael Kojaian is the Executive Vice President and Treasurer of Kojaian Management Corporation, which is engaged in the business of managing commercial real estate. The address of the principal executive offices of Kojaian Management Corporation is 39400 Woodward Avenue, Suite 250, Bloomfield Hills, Michigan 48304.

     Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Mike Kojaian purchased 833,334 shares of Common Stock and C. Michael Kojaian purchased 833,333 shares of Common Stock from the Company on December 11, 1996 for a purchase price of $4 per share. From May 30 through June 9, 1997, Mike Kojaian and C. Michael Kojaian each acquired a one-third interest in 50,000 additional shares of Common Stock, which shares were acquired on the open market at prices ranging from $9.50 to $9.875 per share. On January 5, 1998, Mike Kojaian acquired 416,667 shares of Common Stock, and a one-sixth interest in the 50,000 shares of Common Stock referred to above, and C. Michael Kojaian acquired 416,666 shares of Common Stock and a one-sixth interest in the 50,000 shares referred to above, in a private transaction, for $6.50 per share. From March 9, 1999 through April 1, 1999, Mike Kojaian and C. Michael Kojaian each acquired a one-half interest in an additional 93,428 shares of Common Stock through joint open market purchases at prices ranging from $6.45 to $7.25 per share. On January 22, 2001, the 143,428 shares in which each of Mike Kojaian and C. Michael Kojaian owned a one-half interest were divided, and a certificate for 71,714 shares was issued to each of the Reporting Persons.

     On January 31, 2001, each of Mike Kojaian and C. Michael Kojaian sold 470,871 shares of Common Stock to the Company, pursuant to an issuer tender offer, for $7.00 per share.

     All purchases made by either of the Reporting Persons were paid for with personal funds.

CUSIP NO. 40009 52 0                                    PAGE  4  OF  6  PAGES
                                                             ---    ---


Item 4. Purpose of Transaction.

     The Common Stock was acquired by each of the Reporting Persons for investment purposes. The Reporting Persons may from time to time acquire additional securities of the Company through open market or privately negotiated transactions depending on market conditions and other considerations that the Reporting Persons deem relevant. C. Michael Kojaian has served as a director of the Company since December 11, 1996.

     No Reporting Person has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Certificate of Incorporation or bylaws or other actions which are intended to impede the acquisition of control of the Company by any person, (vii) causing Common Stock to be delisted from the New York Stock Exchange, (viii) causing any of the Company's equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.

Item 5. Interest in Securities of the Issuer.

     As a result of the transactions described in Item 3, the number of shares and percentage of Common Stock beneficially owned by each Reporting Person are as follows:




                                        Number    Percent(1)
                                       ---------  ----------

                   Mike Kojaian          850,844       6.58%
                   C. Michael Kojaian    850,842       6.58%
                                       ---------  ----------
                     Total             1,701,686      13.16%
                                       =========  ==========


(1) Based on the number of shares (19,929,822) reported by the Company as outstanding in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, less the 7,000,000 shares purchased by the Company as reported on February 1, 2001.

CUSIP NO. 40009 52 0                             PAGE  5  OF  6  PAGES
                                                      ---    ---


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons and Warburg, Pincus Investors, L.P. ("WPI") are parties to a letter agreement, dated December 11, 1996, pursuant to which such parties have agreed to vote all Common Stock owned by them, and to cause all directors of the Company nominated by them to vote to nominate directors, (a) as long as the Reporting Persons or certain of their transferees beneficially own 50% or more of the Common Stock now owned by them, for one director selected by the Reporting Persons who is one of the Reporting Persons or is affiliated with the Reporting Persons, and (b) as long as WPI beneficially owns 50% or more of the 10,118,339 shares of Common Stock held by WPI, for those nominees designated by WPI, who shall be officers of WPI or of affiliates of WPI. The letter agreement will terminate if all directors nominated by WPI or the Reporting Persons either resign or decline to be nominated for re-election, or if either WPI or the Reporting Persons fails to nominate any directors for election.

     The Company, WPI, Joe F. Hanauer and the Reporting Persons entered into a Registration Rights Agreement dated as of December 11, 1996. Pursuant to that agreement, the Reporting Persons have the right to demand that the Company file up to three registration statements with respect to sales of Common Stock by the Reporting Persons, and the Reporting Persons also have "piggyback" registration rights to participate in certain other registered offerings of Common Stock.


Item 7. Material to be Filed as Exhibits.

     None.

CUSIP NO. 40009 52 0                                PAGE  6 OF  6  PAGES
                                                         ---   ---


                                   SIGNATURE

     Each Reporting Person certifies that, after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2001                          /S/ MIKE KOJAIAN
                                                  ------------------------------
                                                  Mike Kojaian


Dated:  February 9, 2001                          /S/ C. MICHAEL KOJAIAN
                                                  ------------------------------
                                                  C. Michael Kojaian